EXHIBIT 99.2

MANAGEMENT'S
DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 2003 AND MARCH 31, 2002

OVERVIEW

The Company's principal business activities are carried out through three operating groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group. The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for the fiscal years ended March 31, 2003 and 2002 (in millions of Canadian dollars):

	UNAUDITED				UNAUDITED
	QUARTER ENDED
					QUARTER ENDED
	Mar 31 2003	Dec 31 2002
			Sep 30 2002	Jun 30 2002	Mar 31 2002	Dec 31 2001	Sep 30 2001(1)	Jun 30 2001(1)
		(REVISED)	(REVISED)	(REVISED)	(REVISED)	(REVISED)	(REVISED)	(REVISED)
Revenue	231.0	253.4	242.6	162.6	243.2	276.5	217.8	175.3
Direct operating profit(2)	85.5	69.0	63.8	58.5	65.8	79.8	61.4	47.6
Earnings before undernoted (EBITDA)(2)	48.6	33.3	37.4	32.6	31.4	50.2	34.2	22.2
Earnings (loss) from operations before undernoted (operating earnings)(2)	7.0	5.3	4.8	3.3	2.8	22.6	8.0	(5.8)
Net earnings (loss)(3)	3.3	(24.2)	(6.7)	8.8	1.3	18.5	(2.0)	9.7

IN ACCORDANCE WITH THE REVIEW OF THE ACCOUNTING TREATMENT OF THE COMPANY'S TELEVISION PRODUCTIONS AS PART OF THE ANNUAL AUDIT PROCESS, IT WAS CONCLUDED THAT THE COMPANY'S INTEREST IN THE TWO CSI TELEVISION SERIES SHOULD BE ACCOUNTED FOR AS A 50% JOINTLY CONTROLLED PRODUCTION. THE COMPANY HAS REVISED ITS FINANCIAL STATEMENTS FOR 2002 AND 2001 TO REFLECT A REVISION TO THE PREVIOUS ACCOUNTING WITH RESPECT TO THE LICENCE FEES PAID AND CONTRIBUTIONS MADE BY ANOTHER PARTY TO THIS JOINTLY CONTROLLED PRODUCTION. BASED ON THIS REVISION, THE RESULTS OF OPERATIONS AND FINANCIAL POSITION FOR THE COMPANY WERE REVISED FOR THE FISCAL YEARS ENDED 2002 AND 2001.

(1)
ON OCTOBER 1, 2001, THE COMPANY RETROACTIVELY ADOPTED STATEMENT OF POSITION 00-2 "ACCOUNTING BY PRODUCERS OR DISTRIBUTORS OF FILMS" ("SOP 00-2") EFFECTIVE AS OF APRIL 1, 2001. RESULTS FOR THE QUARTERS ENDED JUNE 30, 2001 AND SEPTEMBER 30, 2001 HAVE BEEN RESTATED TO REFLECT THE EFFECT OF THIS CHANGE IN ACCOUNTING POLICY.

(2)
EARNINGS BEFORE UNDERNOTED (EBITDA) IS DEFINED AS EARNINGS BEFORE INTEREST, INCOME TAXES, AMORTIZATION, MINORITY INTEREST, EQUITY LOSSES IN AFFILIATES, INVESTMENT GAINS AND LOSSES, FOREIGN EXCHANGE GAINS AND LOSSES AND UNUSUAL ITEMS. DIRECT OPERATING PROFIT IS DEFINED AS REVENUE LESS DIRECT OPERATING EXPENSES, AS DEFINED IN NOTE 24 TO THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS. EARNINGS (LOSS) FROM OPERATIONS BEFORE UNDERNOTED (OPERATING EARNINGS) IS DEFINED AS EARNINGS (LOSS) BEFORE FOREIGN EXCHANGE GAINS AND LOSSES, INVESTMENT GAINS AND LOSSES, UNUSUAL ITEMS AND INCOME TAXES. EBITDA AND DIRECT OPERATING PROFIT ARE MEASURES USED BY THE COMPANY TO MEASURE ITS OPERATING PERFORMANCE. EBITDA, DIRECT OPERATING PROFIT, OPERATING EARNINGS AND RELATED MEASURES MAY OR MAY NOT BE CONSISTENT WITH THE CALCULATION OF SIMILAR MEASURES FOR OTHER COMPANIES AND SHOULD NOT BE VIEWED AS ALTERNATIVES TO NET EARNINGS OR OTHER MEASURES OF PERFORMANCE CALCULATED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

(3)
ON APRIL 1, 2002, THE COMPANY RETROACTIVELY ADOPTED THE RECOMMENDATIONS OF THE REVISED CANADIAN INSTITUTE OF CHARTERED ACCOUNTANTS ("CICA") HANDBOOK SECTION 1650, "FOREIGN CURRENCY TRANSLATION" AND ADOPTED ACCOUNTING GUIDELINE NO. 13 "HEDGING RELATIONSHIPS." RESULTS FOR THE PRIOR QUARTERS HAVE BEEN RESTATED TO REFLECT THE EFFECT OF THIS CHANGE IN ACCOUNTING POLICY.

Alliance Atlantis and its consolidated subsidiaries earn revenue from various sources, the most significant of which are described below.

Our BROADCAST GROUP revenue is earned from fees paid to us by cable, Direct To Home ("DTH") satellite and other broadband systems operators based on fees paid to them by subscribers to our specialty television channels, as well as directly from advertisers who purchase advertising on our specialty channels. Additionally, other Broadcast Group revenues are generated from the rental of facilities, government tax credits and licence fees earned on the distribution of certain programming.

Our MOTION PICTURE DISTRIBUTION GROUP generates revenue from the theatrical distribution of motion pictures, the licencing of rights to broadcasters, the sale of video cassettes ("videos") and DVDs, the exhibition of motion pictures through our chain of cinemas, government assistance for distribution activities and, in prior years, from the arrangement of structured financing.

We derive motion picture distribution revenue from licence fees earned on theatrical and television distribution. Licence fees from theatrical distribution are earned from theatre owners who exhibit films distributed by us in their theatres for a percentage of box office revenue.

Our wholly owned structured financing business, Equicap Financial Corporation, previously provided high yield loans to independent film and television producers. Revenue was derived from interest on the loans and arrangement fees. In fiscal 2003, the Company continued to wind down this business.

Our ENTERTAINMENT GROUP generates revenue from the production and distribution of television programming and feature films, domestically and internationally. We generate revenue by licencing both internally produced television programming and feature films as well as acquired content to broadcasters and buyers worldwide. Government assistance with respect to production activity is received in the form of government grants and tax credits. There are several sources of funds available for the financing of our production and distribution activities, including financing from equity investors, non-equity funding, broadcast licence fees and government assistance. Equity investors can be co-producers, broadcasters and also government organizations, such as Telefilm and La Société de Dévelopement des Enterprises Culturelles (SODEC). Non-equity funding primarily comes through the Canadian Television Fund (the Licence Fee Program) that tops up Canadian broadcast licence fees for the respective Canadian broadcasters.

Revenue classified under OTHER is derived primarily from Sentinel Hill Alliance Atlantis Equicap Limited Partnership ("SHAAELP"), in which one of our subsidiaries has a 30% limited partnership interest. SHAAELP originates and sells structured financing products related to the film and television industries by packaging items related to production services into limited partnerships and selling them to investors to encourage production. SHAAELP receives fees for selling these limited partnerships.

RESULTS OF OPERATIONS

The following table presents a consolidated summary of the Company's Operating Groups for the years ended March 31, 2003, 2002 and 2001 (in millions of Canadian dollars):

							% INCREASE (DECREASE)
	2003	%(1)	2002	%(1)	2001	%(1)	2003 OVER 2002	2002 OVER 2001
			(REVISED)		(REVISED)
Revenue
Broadcast Group — Operating Channels	164.0	18.4	129.8	14.3	109.5	14.1	26.3	18.5
Motion Picture Distribution Group	384.2	43.2	318.0	34.8	202.1	26.0	20.8	57.3
Entertainment Group	321.0	36.1	440.2	48.2	437.3	56.4	(27.1)	0.7
Other	1.5	0.2	13.7	1.5	22.0	2.8	(89.1)	(37.7)

	870.7	97.9	901.7	98.8	770.9	99.3	(3.4)	17.0
Broadcast Group — Developing Channels	18.9	2.1	11.1	1.2	5.1	0.7	70.3	117.6

	889.6	100.0	912.8	100.0	776.0	100.0	(2.5)	17.6

Direct operating expenses
Broadcast Group — Operating Channels	69.2	42.2	53.4	41.1	46.1	42.1	29.6	15.8
Motion Picture Distribution Group	311.2	81.0	249.1	78.3	158.3	78.3	24.9	57.4
Entertainment Group	225.1	70.1	347.5	78.9	354.7	81.1	(35.2)	(2.0)
Other	—	—	0.1	0.7	0.8	3.6	(100.0)	(87.5)

	605.5	69.5	650.1	72.1	559.9	72.6	(6.9)	16.1
Broadcast Group — Developing Channels	7.3	38.6	8.1	73.0	5.1	100.0	(9.9)	58.8

	612.8	68.9	658.2	72.1	565.0	72.8	(6.9)	16.5

Direct operating profit(2)
Broadcast Group — Operating Channels	94.8	57.8	76.4	58.9	63.4	57.9	24.1	20.5
Motion Picture Distribution Group	73.0	19.0	68.9	21.7	43.8	21.7	6.0	57.3
Entertainment Group	95.9	29.9	92.7	21.1	82.6	18.9	3.5	12.2
Other	1.5	100.0	13.6	99.3	21.2	96.4	(89.0)	(35.8)

	265.2	30.5	251.6	27.9	211.0	27.4	5.4	19.2
Broadcast Group — Developing Channels	11.6	61.4	3.0	27.0	—	—	286.7	—

	276.8	31.1	254.6	27.9	211.0	27.2	8.7	20.7

Operating expenses	124.9	14.0	116.6	12.8	92.2	11.9	7.1	26.5
Earnings (loss) before undernoted (EBITDA(2))
Broadcast Group — Operating Channels	63.7	38.8	52.8	40.7	46.2	42.2	20.6	14.3
Motion Picture Distribution Group	53.8	14.0	51.5	16.2	28.9	14.3	4.5	78.2
Entertainment Group	72.7	22.6	68.2	15.5	57.3	13.1	6.6	19.0
Other	(25.0)	(1666.7)	(17.5)	(127.7)	(8.2)	(37.3)	(42.9)	(113.4)

	165.2	19.0	155.0	17.2	124.2	16.1	6.6	24.8
Broadcast Group — Developing Channels	(13.3)	(70.4)	(17.0)	(153.2)	(5.4)	(105.9)	21.8	(214.8)

	151.9	17.1	138.0	15.1	118.8	15.3	10.1	16.2

Earnings from operations before undernoted (operating earnings(2))	20.4	2.3	27.6	3.0	29.1	3.8	(26.1)	(5.2)

Net earnings from operations before undernoted (net operating earnings(2))	3.1	0.3	19.6	2.1	17.6	2.3	(84.2)	11.4

Net earnings (loss)	(18.8)	(2.1)	27.5	3.0	11.8	1.5	(168.4)	133.1

(1)
THE PERCENTAGE COLUMNS SHOW PERCENTAGE OF TOTAL REVENUE FOR REVENUE ITEMS, OPERATING EXPENSES, EARNINGS FROM OPERATIONS BEFORE UNDERNOTED, NET EARNINGS FROM OPERATIONS BEFORE UNDERNOTED AND NET EARNINGS, AND PERCENTAGE OF GROUP REVENUE FOR DIRECT OPERATING EXPENSES, DIRECT OPERATING PROFIT AND EBITDA.

(2)
EBITDA IS DEFINED AS EARNINGS BEFORE INTEREST, INCOME TAXES, AMORTIZATION, MINORITY INTEREST, EQUITY LOSSES IN AFFILIATES, INVESTMENT GAINS AND LOSSES, FOREIGN EXCHANGE GAINS AND LOSSES AND UNUSUAL ITEMS. DIRECT OPERATING PROFIT IS DEFINED AS REVENUE LESS DIRECT OPERATING EXPENSES, AS DEFINED IN NOTE 24 TO THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS. EARNINGS FROM OPERATIONS BEFORE UNDERNOTED (OPERATING EARNINGS) IS DEFINED AS EARNINGS (LOSS) BEFORE FOREIGN EXCHANGE GAINS AND LOSSES, INVESTMENT GAINS AND LOSSES, UNUSUAL ITEMS AND INCOME TAXES. NET EARNINGS FROM OPERATIONS BEFORE UNDERNOTED (NET OPERATING EARNINGS) IS DEFINED AS OPERATING EARNINGS AFTER AN APPLICABLE PORTION OF INCOME TAX. EBITDA AND DIRECT OPERATING MARGIN ARE MEASURES USED BY THE COMPANY TO MEASURE ITS OPERATING PERFORMANCE. EBITDA, DIRECT OPERATING MARGIN, OPERATING EARNINGS AND NET OPERATING EARNINGS AND RELATED MEASURES MAY OR MAY NOT BE CONSISTENT WITH THE CALCULATION OF SIMILAR MEASURES FOR OTHER COMPANIES AND SHOULD NOT BE VIEWED AS ALTERNATIVES TO NET EARNINGS OR OTHER MEASURES OF PERFORMANCE CALCULATED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

The following table presents a reconciliation of net earnings (loss), as reported under Canadian generally accepted accounting principles ("GAAP"), to EBITDA, direct operating profit, operating earnings and net operating earnings for the years ended March 31, 2003, 2002 and 2001 (in millions of Canadian dollars):

	2003	2002	2001
		(REVISED)	(REVISED)
Net earnings (loss) for the year, as reported under Canadian GAAP	(18.8)	27.5	11.8
Add: Investment losses (gains), net	36.3	(11.8)	(5.9)
Foreign exchange (gains) losses	(25.1)	1.5	12.9
Unusual items	9.9	4.0	—
Provision for income taxes	18.1	6.4	10.3

Earnings from operations before undernoted (operating earnings(1))	20.4	27.6	29.1
Add: Net equity losses in affiliates	3.5	11.1	1.6
Amortization, including development costs charges	39.6	21.6	25.5
Interest, including amortization of interest previously capitalized	85.2	75.4	61.6
Minority interest	3.2	2.3	1.0

	151.9	138.0	118.8
Earnings before undernoted (EBITDA(1)) (including Developing Channels EBITDA losses)
Less: Broadcast Group — Developing Channels EBITDA losses	(13.3)	(17.0)	(5.4)

EBITDA (excluding Developing Channels EBITDA losses)	165.2	155.0	124.2

EBITDA (including Developing Channels EBITDA losses)	151.9	138.0	118.8
Add: Operating expenses	124.9	116.6	92.2

Direct operating profit(1) (including Developing Channels direct operating profit)	276.8	254.6	211.0
Less: Broadcast Group — Developing Channels direct operating profit	11.6	3.0	—

Direct operating profit (excluding Developing Channels direct operating profit)	265.2	251.6	211.0

Operating earnings	20.4	27.6	29.1
Less: Provision for income taxes on operating earnings	17.3	8.0	11.5

Net operating earnings(1)	3.1	19.6	17.6

(1)
EBITDA IS DEFINED AS EARNINGS BEFORE INTEREST, INCOME TAXES, AMORTIZATION, MINORITY INTEREST, EQUITY LOSSES IN AFFILIATES, INVESTMENT GAINS AND LOSSES, FOREIGN EXCHANGE GAINS AND LOSSES AND UNUSUAL ITEMS. DIRECT OPERATING PROFIT IS DEFINED AS REVENUE LESS DIRECT OPERATING EXPENSES, AS DEFINED IN NOTE 24 TO THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS. EARNINGS FROM OPERATIONS BEFORE UNDERNOTED (OPERATING EARNINGS) IS DEFINED AS EARNINGS (LOSS) BEFORE FOREIGN EXCHANGE GAINS AND LOSSES, INVESTMENT GAINS AND LOSSES, UNUSUAL ITEMS AND INCOME TAXES. NET EARNINGS FROM OPERATIONS BEFORE UNDERNOTED (NET OPERATING EARNINGS) IS DEFINED AS OPERATING EARNINGS AFTER AN APPLICABLE PORTION OF INCOME TAX. EBITDA AND DIRECT OPERATING PROFIT ARE MEASURES USED BY THE COMPANY TO MEASURE ITS OPERATING PERFORMANCE. EBITDA, DIRECT OPERATING MARGIN, OPERATING EARNINGS AND NET OPERATING EARNINGS AND RELATED MEASURES MAY OR MAY NOT BE CONSISTENT WITH THE CALCULATION OF SIMILAR MEASURES FOR OTHER COMPANIES AND SHOULD NOT BE VIEWED AS ALTERNATIVES TO NET EARNINGS OR OTHER MEASURES OF PERFORMANCE CALCULATED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

The following table presents a reconciliation of net earnings (loss) per share, as reported under Canadian GAAP, to earnings from operations before undernoted per share (net operating earnings per share) for the years ended March 31, 2003, 2002 and 2001 (in Canadian dollars):

	2003	2002	2001
		(REVISED)	(REVISED)
Net earnings (loss) per share, as reported under Canadian GAAP	(0.44)	0.69	0.37
Investment losses (gains), net of income taxes of $2.2 (2002 — $0.1; 2001 — $0.7)	0.80	(0.29)	(0.16)
Foreign exchange (gains) losses, net of income taxes of $6.8 (2002 — $0.2; 2001 — $1.9)	(0.43)	0.03	0.35
Unusual items, net of income taxes of $3.7 (2002 — $1.5; 2001 — nil)	0.14	0.06	—

Net operating earnings per share	$0.07	$0.49	$0.56

FISCAL 2003 COMPARED TO FISCAL 2002

Revenue    Revenue was $889.6 million for fiscal 2003 compared to $912.8 million for fiscal 2002, representing a decrease of $23.2 million or 2.5%. The decrease in revenue is the net result of an increase in our Broadcast Group revenue, an increase in our Motion Picture Distribution Group revenue, more than offset by a decrease in revenue from our investment in SHAAELP and a decrease in revenue in our Entertainment Group, the latter the result of a planned reduction of higher cost, lower margin productions.

Effective April 1, 2002, the Company's 50% share in the two French-language channels, Series+ and Historia, was transferred to Operating Channels from their previous Developing Channels status. The prior year's results continue to reflect their Developing Channels status at that time.

For the year ended March 31, 2003, the Broadcast Group — Operating Channels recorded a 26.3% growth in revenue from $129.8 million to $164.0 million. This increase was primarily the result of growth in advertising revenues in the Operating Channels, as the trend of increasing popularity of specialty television channels and audience growth continued into fiscal 2003. While the Operating Channels' subscriber revenues saw increases of 8.8% for the year, advertising and other revenues increased by 48.3% in the current year. Operating Channels' advertising revenue, on its own, increased by 57.1% for the year ended March 2003 compared to the previous year. On a "same store" basis, after taking into account the transfer of the Company's French-language channels from Developing Channels to Operating Channels status in the current fiscal year, the Operating Channels' advertising revenues increased by 49.3% over the prior year.

The Broadcast Group — Developing Channels' revenue was $18.9 million in 2003 compared to $11.1 million in the prior year, representing an increase of $7.8 million, or 70.3%. Developing Channels now include only the Company's digital specialty television channels, which were launched towards the end of the September 2001 quarter. As detailed in statistics provided by Nielsen Media Research for the period from January 6, 2003 to March 30, 2003, three of the Company's seven digital channels were ranked among the top 10 digital specialty television channels for viewers aged 25 to 54. In particular, Showcase Action was ranked number one. (See note 24 to the consolidated financial statements of the Company for a definition of Developing Channels.)

The Motion Picture Distribution Group's revenue was $384.2 million in 2003 compared to $318.0 million in the prior year, representing an increase of $66.2 million, or 20.8%. This increase is due to substantially increased revenue in domestic distribution and, additionally, to revenue growth in Momentum Pictures, our U.K. distribution company. Domestic distribution revenue increased by 20% in the current year, due to strong video/DVD sales led by the first installment of The Lord of the Rings trilogy, The Fellowship of the Ring, Austin Powers in Goldmember, Blade 2, The Others and Spy Kids 2, in addition to the second installment of The Lord of the Rings trilogy, The Two Towers, outperforming the theatrical release of the first installment. Domestic distribution released 79 titles theatrically in 2003, compared to 83 titles in 2002. Additionally, 208 videos and 253 DVDs were released in 2003, compared to 192 videos and 200 DVDs released in 2002. Momentum Pictures continued to show positive growth with a year-over-year revenue increase of 41%, attributable to video/DVD sales of Crossroads, Amélie, 51st State and CSI: Crime Scene Investigation plus the television sale of Rocky and Bullwinkle. In 2003, Momentum Pictures released 15 titles theatrically as well as 37 videos and 35 DVDs. Comparatively, in 2002, there were 14 theatrical releases, 52 video and 61 DVD releases. Revenue from Momentum Pictures comprises 20% of fiscal 2003 revenue of the Motion Picture Distribution Group, compared to 17% in fiscal 2002. Revenue from Equicap Financial Corporation declined in the current year, as the Company continued to wind down this business.

The Entertainment Group's revenue was $321.0 million for 2003 compared to $440.2 million in the prior year, representing a decrease of $119.2 million or 27.1%. The decrease in revenue directly results from the intentional delivery of fewer high priced, lower margin dramas in 2003 compared to the prior year. Specifically, in 2003, total television series, movies-of-the-week ("MOWs") and mini-series hours delivered were 77.0, compared to 189.0 delivered in the prior year. CSI: Crime Scene Investigation and CSI: Miami ("CSI") now account for 42.5 of the 77.0 hours and represent 33% of the Entertainment Group's revenues in fiscal 2003 compared to 11% in fiscal 2002. Total hours delivered in 2003 were 194.0 hours compared to 355.5 in 2002.

Other revenue, which includes revenue from SHAAELP and other corporate investments, was $1.5 million in 2003 compared to $13.7 million in the prior year, representing a decrease of $12.2 million. This decrease is a reflection of the changes to the matchable expenditure rules of the Income Tax Act (Canada). With respect to SHAAELP, the Company continues to pursue the non-Canadian component of this business in the U.K. and abroad.

Direct Operating Profit    Direct operating profit is defined as revenue less direct operating expenses, which includes those expenses that are directly attributable to the cost of the product generating the revenue streams. In the case of the Entertainment Group and the Motion Picture Distribution Group, these costs include the amortization and write off, if applicable, of investment in film and television programs (with the exception of interest capitalized to film and television programs) and direct print and advertising incurred to earn revenue. In the case of the Broadcast Group, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian Content Program Expenditure Requirements mandated by Condition of Licence by the Canadian Radio-television and Telecommunications Commission ("CRTC"). These include costs to create the on-air look and on-air promotion of programs.

Direct operating profit (including the Developing Channels) was $276.8 million in 2003 compared to $254.6 million in the prior year, representing an increase of $22.2 million, or 8.7%. As a percentage of revenue, direct operating margin (including the Developing Channels) increased from 27.9% in the prior year to 31.1% in 2003.

The Broadcast Group — Operating Channels' direct operating margin decreased slightly over the prior year. Specifically, the 2003 margin decreased to 57.8% from 58.9% in the prior year.

The Broadcast Group — Developing Channels' direct operating margin increased to 61.4% in 2003 from 27.0% in fiscal 2002. This increase reflects the start-up nature of these channels and the increased expected benefit from programming as these channels mature. The year-over-year change in direct operating margin is also affected by the transfer of the more mature French-language channels, Series+ and Historia, from Developing Channels to Operating Channels status.

The Motion Picture Distribution Group's direct operating margin decreased to 19.0% in 2003 compared to 21.7% in the prior year. This decline in direct operating margin is due to a change in the composition of the Motion Picture Distribution Group's distribution revenue in the period, along with the lower contribution from Equicap as the Company continues to wind down this business.

After taking into account the change in accounting, for 2003 and prior years, for the Company's CSI television series as discussed in note 27 of the Company's consolidated financial statements, the Entertainment Group's direct operating margin increased to 29.9% in 2003 compared to 21.1% in the prior year. This increase resulted primarily from the higher proportion of hours delivered from the CSI: Crime Scene Investigation franchise with the addition of CSI: Miami in 2003. This increase also continues to illustrate the Company's focus on higher margin production projects.

Other direct operating margin, which has historically been primarily the recognition of the net revenue from SHAAELP, contributed 0.5% of the Company's total direct operating margin for the year ended March 2003, compared to a contribution of 5.3% in the prior year. As expected, the Company's earnings from SHAAELP have declined due to changes in the matchable expenditure rules of the Income Tax Act (Canada) .

Operating Expenses    Operating expenses represent period costs that are not directly attributable to a product which include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

Operating expenses increased by $8.3 million, or 7.1%, to $124.9 million in 2003. The increase in operating expenses is a net result of the continued growth in Momentum Pictures, increased advertising revenue commissions for our Broadcast Group — Operating Channels and the seven new specialty television channels, most of which were launched in September 2001, offset by savings from our restructuring initiatives in the Entertainment Group.

Earnings Before Undernoted (EBITDA)    In 2003, EBITDA (including Developing Channels operating losses) was $151.9 million compared to $138.0 million in 2002, representing an increase of $13.9 million, or 10.1%. The $13.9 million increase comprises an increase of $10.9 million in the Broadcast Group — Operating Channels, an increase of $2.3 million in the Motion Picture Distribution Group, an increase of $4.5 million in the Entertainment Group and a decrease in losses of $3.7 million in the Broadcast Group — Developing Channels. Offsetting these increases was an increase in losses of $7.5 million in Other, primarily resulting from the decreased earnings from SHAAELP. Contributing to the improvement in the Motion Picture Distribution Group's EBITDA, Momentum Pictures represented 19.5% of the Group's EBITDA in 2003 compared to 11.1% in 2002. As a percentage of revenue, EBITDA increased from 15.1% in 2002 to 17.1% in 2003.

Amortization    Amortization was $39.6 million in 2003 compared to $21.6 million in the prior year, representing an increase of $18.0 million. Amortization includes development costs, charges and amortization of property and equipment and other assets. The increase is due mainly to an increase in development costs charges and the amortization of broadcast equipment, which had been purchased for the launch of the Company's new specialty television channels throughout fiscal 2002, plus a one-time amortization charge of $2.1 million related to the disposition of assets in U8TV. In accordance with Statement of Position 00-2 Accounting by Producers or Distributors of Films ("SOP 00-2"), development costs are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment. As a result, with the new accounting rules, development costs charges may fluctuate significantly from quarter to quarter depending upon when a development project was first initiated.

Interest    For the year ended March 2003, interest expense increased by 13.0%, from $75.4 million to $85.2 million. Despite the significant increase in interest expense, cash interest expense increased by only $0.6 million year-over-year. The increase in interest is due to a lower amount of interest capitalized to investment in film and television programs in 2003, which is in line with the Company's production reduction strategy, plus a relative increase in the amortization of interest previously capitalized. (See note 15 to the consolidated financial statements of the Company.)

Specifically, for 2003, total interest expense is net of amounts capitalized to investment in film and television programs of $11.7 million compared to $20.0 million in the prior year and includes $9.7 million compared to $8.9 million in the prior year of amortization of interest previously capitalized to investment in film and television programs. Interest that has been capitalized and not expensed during the year is charged to interest in future periods as the related film and television programs are delivered and costs are amortized.

Equity Losses in Affiliates    Equity losses in affiliates include the Company's share of losses from its investments in two new specialty television channels, One: The Body, Mind and Spirit Channel and Scream and its investments in Headline Media Group ("HMG") and ExtendMedia Inc. During the second quarter of 2003, the Company's ability to exercise significant influence over HMG ceased. As a result, the Company no longer accounts for this investment using the equity method and, therefore, in future years will no longer report equity earnings or losses on the investment. The investment in HMG is now accounted for using the cost method.

Income Taxes    The fiscal 2003 income tax provision increased by $11.7 million to $18.1 million, due mainly to valuation allowances taken on the losses incurred in the Company's non-wholly owned new specialty television channels. The effective income tax rate on operating earnings (excluding equity interest in affiliates) was 72% in the current year compared to 21% in the prior year. Excluding the impact of the valuation allowances in the current year, the effective income tax rate was 19.7%, which represents management's expected income tax rate. The difference between the Company's effective income tax rate and the Company's statutory income tax rate of 38.12% is achieved through the Company's international distribution tax structure, which is headquartered in Shannon, Ireland, a 10% income tax rate jurisdiction.

Operating Earnings    As previously defined on page 19, operating earnings for 2003 were $20.4 million compared to $27.6 million in the prior year. Net operating earnings for 2003 were $3.1 million compared to $19.6 million in the prior year. On a per share diluted basis, net operating earnings were $0.07 compared to $0.49 in the prior year.

Included in operating earnings for the prior year are earnings from SHAAELP of $11.8 million. On a per share basis, this contributed $0.18 towards the prior year's net operating earnings per share. The Company's objective is to replace this revenue stream with a more stable and predictable and, therefore, higher quality, earnings stream from our three core Operating Groups.

Operating earnings for fiscal 2003 reflect a higher amortization expense and higher non-cash interest charges than in the prior year. With respect to interest charges, as previously mentioned, the net difference between the capitalization of interest and the amortization of interest is lower in fiscal 2003 by $9.1 million. This change results directly from the Company's ongoing production reduction strategy.

Net Investment Losses    In February 2003, the Company completed a review of the value of its investment in HMG as a result of recent information pertaining to the financial condition of the investee. The review resulted in the Company recording an impairment charge of $24.1 million. Also included in net investment losses for fiscal 2003 are non-cash impairment charges of $14.5 million, the most significant of which relate to charges for the Company's investments in SHAAELP and Lifeserv.

Unusual Items    Unusual items in fiscal 2003 include $5.4 million of production financing non-fulfillment payments made pursuant to an agreement dated July 18, 1998 with Serendipity Point Projects Inc. ("Serendipity") plus $0.6 million in severance and professional fees related to the elimination of 37 positions in the Broadcast Group and $3.9 million in severance and professional fees related to the elimination of 33 positions in the Entertainment Group. The maximum remaining non-fulfillment payments that may be paid if the Company chooses not to finance a proposed Serendipity motion picture project is $1.1 million.

Net Earnings (Loss)    The net loss for fiscal 2003 was $18.8 million compared to net earnings of $27.5 million in the prior year. On a basic and diluted basis, net losses per share were $0.44 compared to net earnings per share of $0.69 in the prior year.

Included in net earnings (loss) for fiscal 2003 are unusual items related to Serendipity totalling $5.4 million (or an after-tax impact of $0.08 per share) and non-cash impairment charges totalling $38.6 million (or an after-tax impact of $0.85 per share). Additionally, the prior year's results included non-taxable, non-recurring dilution gains of $11.5 million (or an after-tax impact of $0.29 per share) and $11.8 million in earnings from SHAAELP (or an after-tax impact of $0.18 per share).

Net earnings (loss) for fiscal 2003 were also affected by the April 1, 2002 retroactive adoption of the recommendations of the revised CICA Handbook Section 1650, "Foreign Currency Translation." The impact of the adoption on the Company's statement of earnings (loss) was to record a pre-tax foreign exchange gain of $12.0 million in 2003 (or an after-tax impact of $0.24 per share) and a loss of $1.5 million (or an after-tax impact of $0.03 per share) in the prior year. On April 1, 2002, the Company also adopted the recommendations of Accounting Guideline AcG-13, "Hedging Relationships." There was no impact on net earnings (loss) or earnings (loss) per share as a result of the adoption.

On April 1, 2002, the Company prospectively adopted the recommendations of the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." Commencing April 1, 2002, the Company began expensing all stock-based compensation and payments. The impact on the year ended March 31, 2003 was $0.2 million and had no material impact on basic and diluted earnings (loss) per share.

FISCAL 2002 COMPARED TO FISCAL 2001

Comparability of revenue and direct operating margin with the prior year is somewhat affected by the fiscal 2002 adoption of SOP 00-2, "Accounting by Producers or Distributors of Films." The prior years' financial statements have not been restated, as the effect of the new policy on prior periods was not reasonably determinable.

Revenue    Revenue was $912.8 million in 2002 compared to $776.0 million in 2001, representing an increase of $136.8 million or 17.6%.

The Broadcast Group — Operating Channels' revenue was $129.8 million in 2002 compared to $109.5 million in 2001, representing an increase of $20.3 million or 18.5%. This increase was the result of the growth in advertising, subscription and other revenue in the Channels, as the trend of increasing popularity of specialty channels continued in fiscal 2002, and the increased contribution from a full year of operation of Food Network Canada, which was launched in fiscal 2001, as an Operating Channel.

The Broadcast Group — Developing Channels' revenue was $11.1 million in 2002 compared to $5.1 million in 2001, representing an increase of $6.0 million or 117.6%. Developing Channels included the Company's 50% share in the French-language channels (Series+ and Historia) as well as the newly launched specialty television channels. The French services experienced significant growth in subscription and advertising revenues compared to the prior year. The newly launched specialty television channels began to earn both subscription and advertising revenues in fiscal 2002. (See note 24 of the consolidated financial statements for the Company for a definition of Developing Channels).

The Motion Picture Distribution Group's revenue was $318.0 million in 2002 compared to $202.1 million in 2001, representing an increase of $115.9 million, or 57.3%. This increase was due to increased revenue in domestic distribution and revenue growth in Momentum Pictures. Domestic distribution revenue increased by 47.4%, reflecting the quality of the fiscal 2002 slate. The 83 domestic theatrical releases in fiscal 2002 included The Lord of the Rings: The Fellowship of the Ring, Rush Hour 2, Bridget Jones's Diary, The Others, Scary Movie 2, Blow, I Am Sam and Forty Days and Forty Nights. Domestic distribution released 192 videos and 200 DVDs in fiscal 2002 compared to 163 and 165, respectively, in fiscal 2001. Momentum Pictures' revenue increased by 192.3%, reflecting the growth of their distribution activities, primarily in the video and DVD businesses. Momentum Pictures released 52 videos and 61 DVDs in fiscal 2002 compared to 32 and 15, respectively, in fiscal 2001. Additionally, Momentum Pictures had 14 theatrical releases in fiscal 2002. The Motion Picture Distribution Group also recorded revenue growth of $3.7 million from Alliance Atlantis Cinemas due to an increase in the average box office and concession revenue per patron combined with increased attendance.

The Entertainment Group's revenue was $440.2 million in 2002 compared to $437.3 million in 2001, representing an increase of $2.9 million or 0.7%. The revenue growth was primarily attributable to the timing of second window revenue recognition, offset by a $10.5 million decrease in first window production revenue. The decrease in production revenue results from the intentional delivery of fewer high priced, lower margin dramas in fiscal 2002 compared to fiscal 2001. In fiscal 2002 total television series, MOWs and mini-series hours delivered were 189.0 as compared to 196.0 hours delivered in fiscal 2001. With the acquisition of Salter Street Films Limited in fiscal 2002, total hours delivered included 24.0 hours in the comedy genre and an additional 24.0 in television series. Total television hours delivered were 355.5 hours in 2002, compared to 310.0 hours in 2001.

Other revenue, which included revenue from SHAAELP and other corporate investments, was $13.7 million in 2002 compared to $22.0 million in 2001, representing a decrease of $8.3 million or 37.7%, reflecting changes to the matchable expenditure rules of the Income Tax Act (Canada).

Direct Operating Profit    Direct operating profit (including the Developing Channels) was $254.6 million in 2002 compared to $211.0 million in 2001, representing an increase of $43.6 million or 20.7%. As a percentage of revenue, direct operating margin (including the Developing Channels) increased to 27.9% in fiscal 2002 compared to 27.2% in fiscal 2001. This increase in direct operating margin was primarily attributable to continued improvements in the Entertainment Group's margin, as well as contributions from the Broadcast Operating and Developing Channels.

The Broadcast Group — Operating Channels' direct operating margin increased to 58.9% in 2002 from 57.9% in 2001 as a result of increased operating efficiencies and the contribution from Food Network Canada, launched in fiscal 2001.

The Broadcast Group — Developing Channels' direct operating margin increased to 27.0% in 2002 from zero in 2001. This reflected the growing revenues from Series+ and Historia.

The Motion Picture Distribution Group's direct operating margin remained constant at 21.7% in 2002 compared to 2001.

The Entertainment Group's direct operating margin increased to 21.1% in 2002 compared to 18.9% in 2001. This increase resulted primarily from the delivery of higher margin shows such as CSI: Crime Scene Investigation and a number of shows in the fact and television movie genres. This increase illustrated the Company's focus on higher margin production projects, as we scaled back the number and cost of primetime drama hours produced.

Other direct operating margin was 99.3% in fiscal 2002 and contributed 5.3% of total direct operating profit in fiscal 2002. This is primarily the recognition of the net revenue from SHAAELP.

Operating Expenses    Operating expenses were $116.6 million in 2002 compared to $92.2 million in 2001, representing an increase of $24.4 million or 26.5%. The increase in operating expenses was a direct result of our growth initiatives, including the continued growth in Momentum Pictures, the acquisition of Salter Street Films, the inclusion of a full year of operation of Food Network Canada and the launch of the Company's seven new specialty television channels in fiscal 2002. The Company expenses all of its pre-operating costs related to the launch of its specialty television channels.

Earnings Before Undernoted (EBITDA)    In 2002, EBITDA (including Developing Channels operating losses) was $138.0 million compared to $118.8 million in 2001, representing an increase of $19.2 million, or 16.2%. The $19.2 million increase comprises an increase of $6.6 million in the Broadcast Group — Operating Channels, an increase of $22.6 million in the Motion Picture Distribution Group and an increase of $10.9 million in the Entertainment Group. Offsetting these increases was an increase in losses of $11.6 million from the Broadcast Group — Developing Channels and an increase in losses of $9.3 million in Other. The increased losses in Other primarily results from the decreased earnings from SHAAELP. Contributing to the improvement in the Motion Picture Distribution Group's EBITDA, Momentum Pictures represented 11.1% of the Group's EBITDA in 2002 compared to 6.9% in 2001. As a percentage of revenue, EBITDA remained consistent at approximately 15% in 2002.

Amortization    Amortization was $21.6 million in fiscal 2002 compared to $25.5 million in fiscal 2001, representing a decrease of $3.9 million, or 15.3%. Amortization included development costs charges, and amortization of property and equipment and other assets. Prior to fiscal 2002, amortization also included amortization of goodwill and broadcast licences. For fiscal 2002, the Company adopted the new accounting standard whereby goodwill and identifiable intangible assets with indefinite useful lives such as broadcast licences are no longer amortized. This represented $4.6 million of the amortization in fiscal 2001.

Interest    Interest was $75.4 million in fiscal 2002 compared to $61.6 million in fiscal 2001, representing an increase of $13.8 million, or 22.4%. This increase resulted from a higher average effective interest rate due to the issuance of additional senior subordinated notes during the latter part of fiscal 2001 and a higher average debt balance throughout fiscal 2002 compared to the prior year. Total debt remained flat with the March 31, 2002 balance at $615.4 million as compared to $615.5 million at the start of fiscal 2002.

Total interest expense was net of amounts capitalized to investment in film and television programs of $20.0 million in fiscal 2002 compared to $22.7 million in fiscal 2001 and included $8.9 million in fiscal 2002 compared to $12.8 million in fiscal 2001 of amortization of interest previously capitalized to investment in film and television programs. Interest that had been capitalized and not expensed during the year is charged to interest in future periods as the related film and television programs are delivered and costs are amortized.

Equity Losses in Affiliates    Equity losses in affiliates included the Company's share of losses from its investments in two newly launched specialty television channels, One: The Body, Mind and Spirit Channel and Scream and its investment in HMG.

Income Taxes    Our effective income tax rate for fiscal 2002 was approximately 18.9% compared to a rate of 46.6% in fiscal 2001. The reduction in rates in fiscal 2002 was attributable to the relative increase in earnings in lower income tax rate jurisdictions, lower earnings in higher income tax rate jurisdictions and the overall decline in Canadian corporate income tax rates.

Operating Earnings    Operating earnings for fiscal 2002 were $27.6 million compared to $29.1 million in the prior year. Net operating earnings for fiscal 2002 were $19.6 million, compared to $17.6 million in the prior year. On a per share diluted basis, net operating earnings were $0.49 compared to $0.56 in the prior year.

Net Earnings    Net earnings for fiscal 2002 were $27.5 million compared to $11.8 million in fiscal 2001. On a per share diluted basis, net earnings were $0.69 compared to $0.37 in fiscal 2001. Included in net earnings for fiscal 2002 and fiscal 2001 were after-tax gains from long-term investments of $11.6 million and $4.3 million, respectively. As disclosed in note 2 of the consolidated financial statements of the Company, had fiscal 2001 been subject to the new accounting policy "Goodwill and Other Intangible Assets" the net earnings would have been $16.4 million and diluted earnings per share would have been $0.51.

LIQUIDITY AND CAPITAL RESOURCES

The nature of our business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching new specialty television channels is initially capital intensive. This results in significant working capital requirements. Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of our senior revolving credit facility and the current portion of term loans, was a deficiency of $414.3 million at March 31, 2003 compared to a deficiency of $296.0 million at March 31, 2002, representing a decrease of $118.3 million.

The Company's operating cash flow, defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment, for 2003 was an outflow of $76.8 million compared to an outflow of $199.4 million in 2002 and $175.9 million in 2001. The operating cash outflow of $76.8 million in 2003 represents an improvement of $122.6 million over 2002 and an improvement of 99.1 million over 2001. This improvement reflects the Company's previously articulated strategy to lower the amount of capital invested in lower margin, higher priced dramatic production. Specifically, as shown on the consolidated statement of cash flows, the Company's spread between its total cash investment versus the amortization of film and television programs in 2003 is ($125.9) million compared to ($190.8) million in 2002 and ($152.8) million in 2001. The ($125.9) million net investment in film and television programs in 2003 represents an improvement of $64.9 million over 2002 and an improvement of $26.9 million over 2001. Management is committed to continuing to narrow this spread (or net investment in film and television programs). The improvement in operating cash flow is also attributable to the prior year's start-up investment in property and equipment related to the new specialty television channels.

The Company's free cash flow, defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities, for 2003 was $36.8 million compared to ($114.3) million in 2002 and ($108.2) million in 2001. The $36.8 million of free cash flow in 2003 represents an improvement of $151.1 million over 2002 and an improvement of $145.0 million over 2001. Any deficiencies in the Company's free cash flow are typically funded by the Company's $500.0 million senior revolving credit facility, $25.0 million swing line facility, or by debt or equity issuances. As at March 31, 2003, the Company had committed undrawn credit facilities of $364.1 million, including the outstanding letters of credit of $70.8 million.

The Company's total debt, which comprises the senior revolving credit facility, term loans, senior subordinated notes and convertible debentures, decreased over the prior year by $73.3 million, from $615.4 million at March 31, 2003 to $542.1 million at March 2002, primarily as a result of the improvements in cash flow in fiscal 2003. Excluding the impact of a change in the U.S. dollar exchange rate, the Company's total debt decreased by $37.3 million.

Commitments    As disclosed in the notes to the consolidated financial statements, the Company has entered into various contracts which result in future cash flow commitments related to programming purchases, operating leases, credit facilities, certain broadcast intangible assets, production financing and senior subordinated notes. The following table details the cash flow commitments over the next five years and thereafter related to these obligations. The Company plans to fund these commitments through cash flow from operations; however, any deficiencies in this cash flow will be funded by the Company's senior revolving credit facility (in millions of Canadian dollars).

	2004	2005	2006	2007	2008	THEREAFTER
Senior subordinated notes principle(1)	—	—	—	—	—	441.0
Interest on senior subordinated notes(1)	57.3	57.3	57.3	57.3	57.3	97.9
Broadcast and distribution rights	79.4	78.0	70.4	38.7	7.4	—
Senior revolving credit facility principle	—	—	90.1	—	—	—
Interest on senior revolving credit facility	10.3	11.9	7.5	—	—	—
Operating leases	14.2	13.3	10.7	8.4	7.9	80.2
Production financing arrangements(1)	105.5	—	—	—	—	—
Broadcast intangibles acquisition liabilities	3.4	2.7	2.0	2.0	1.0	—
Term loans principle	9.9	1.1	—	—	—	—
Serendipity production agreement	1.1	—	—	—	—	—

(1)
BASED ON A U.S. FOREIGN EXCHANGE RATE OF $1.47, CONSISTENT WITH THE RATE AS AT MARCH 31, 2003.

At March 31, 2003, in the normal course of business, the Company was committed under various agreements for the right to broadcast or distribute certain films and television programs in the future. Management estimates that these agreements will result in future expenditures of $273.9 million, which are not reflected on the balance sheet.

The Company is committed with respect to operating leases for office premises and equipment for the next 15 years, which are not reflected on the balance sheet.

Effective as of September 1998, the Company agreed to finance up to $100.0 million of production costs over five years for feature films in exchange for the worldwide distribution rights to the applicable feature films. Based on the agreement, if the Company chooses not to finance a production, a production financing non-fulfillment payment would be made equal to 10% of the production budget. If such payment is made, the amount of the available production fund reduces by the amount of the production budget for the applicable feature. For the period from September 1998 to March 31, 2003, the Company provided funding and non-fulfillment payments for productions under the agreement with budgets which totalled approximately $97.6 million. As at March 31, 2003, a standby letter of credit was outstanding for $1.1 million.

As part of its financing, the Company has engaged in various transactions whereby tax deductions related to certain film and television programs have been transferred to third-party investors in the productions. The transactions are conducted as sales and lease-backs of the related programs, with the Company immediately funding an amount related to its future lease obligations by placing the amounts in an irrevocable trust with an unrelated financial institution that has guaranteed the Company's obligations. The amount of funds in trust and the related lease obligations are not included in the Company's balance sheet. The amount of the lease obligations extinguished under these arrangements amounted to $154.3 million as at March 31, 2003.

Senior Revolving Credit Facility    The senior revolving credit facility provides up to $500.0 million in borrowings bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the U.S. base rate plus up to 1.75%. The facility is due in full in January 2006. In addition, a revolving swing line facility, due on demand, provides up to $25.0 million in borrowings bearing interest at rates noted above.

Senior Subordinated Notes    The Company has outstanding an aggregate of US$300.0 million senior subordinated notes bearing interest at 13% per year that mature on December 15, 2009. At any time on or after December 15, 2004, the Company may redeem all or a portion of the notes at specified redemption prices plus accrued interest to the date of redemption.

Term Loans    Term loans include various mortgages payable on certain company property, as well as industry loans, obligations under capital lease and loans, owing by a wholly owned subsidiary, Equicap Financial Corporation, under a revolving term facility.

Share Capital    In 2002, the Company issued 8,000,000 Class B Non-Voting Shares pursuant to a public offering for gross proceeds of $138.4 million, less $9.8 million in issue costs.

The Company has had historical success in securing a committed five-year senior revolving credit facility and in raising debt and equity capital in the Canadian and U.S. markets. We believe that the availability of our current committed, or a renewed, senior revolving credit facility, the operating facility capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

MARKET RISK

The Company is exposed to market risk related to interest rates and foreign exchange rates. The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks; however, the Company does not engage in any speculative trading program.

Foreign Exchange Risk    A significant portion of our revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 35% of our revenues for 2003 were derived from our foreign customers, a significant portion of which was denominated in U.S. dollars. Exchange rates may vary substantially and may have an adverse impact on our results of operations, prospects or financial condition. The exposure to this foreign exchange risk has been mitigated by the Company's U.S. dollar denominated senior subordinated notes and expenditures on certain film and television programs. As at March 31, 2003, there were no foreign exchange forward contracts outstanding.

Interest Rate Risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facility. The exposure to floating rate debt has been mitigated by the Company's fixed rate senior subordinated notes. As at March 31, 2003, there were no interest rate conversion agreements outstanding.

Credit Risk    Credit risk on the Company's accounts receivable is controlled as a significant portion is due from the Canadian federal government and other government agencies in addition to there being a wide variety of customers, markets and geographic areas to which the Company sells.

CRITICAL ACCOUNTING POLICIES

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management of the Company regularly reviews its estimates and assumptions based on historical experience and various other assumptions that it believes would result in reasonable estimates given the circumstances. Actual results could differ from those estimates under different assumptions. The following is a discussion of accounting policies that require significant management judgments and estimates. For a discussion of all of the Company's accounting policies, including the items outlined below, refer to note 1 of the consolidated financial statements.

Film and Television Programs    The Company accounts for its production and distribution of film and television programs in accordance with SOP 00-2. SOP 00-2 requires that film and television costs of production and acquisition are amortized using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management's estimate of the total revenue to be realized from all media and markets for that title. Management regularly reviews and revises, when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the film or television asset to the estimated fair value amount. Results of operations in future years are dependent upon the amortization of our film and television costs and may be significantly affected by periodic adjustments in amortization rates. The likelihood of reporting losses is increased because this accounting method requires the immediate recognition of the entire loss in instances where it is expected that a film or television program will not recover the investment in such production or acquisition. On the other hand, the profit of a successful film or television program must be recognized over the entire revenue stream generated by the individual film or television program. As a result, our financial results fluctuate from period to period. If revenue estimates change with respect to a film or television program, we may be required to write down all or a portion of the related unamortized costs. Although the Company has diversified its product mix with respect to the production and distribution of film and television programs, we cannot be certain that a write-down will not have a significant impact on our results of operations, prospects or financial condition.

Investments    The valuation of cost and equity accounted investments is regularly reviewed by management to ensure that any decline in market value that is considered other than temporary has been reflected in the related carrying value of the investment. In making that assessment, several factors are considered including the amount by which the market value exceeds carrying value, the duration of the market value decline and the investees' expected future cash flows and earnings. In fiscal 2003 and fiscal 2002, the Company recorded non-cash impairment charges of $38.3 million and $1.0 million, respectively.

Goodwill and Broadcast Licences    In fiscal 2002, the Company adopted the recommendations of the new CICA Handbook, Section 3062, "Goodwill and Other Intangible Assets." Previously, the Company amortized goodwill on a straight-line basis over periods of up to 40 years and broadcast licences on a straight-line basis over a period of 40 years. Based on the new standard, goodwill and broadcast licences are no longer amortized but are tested for impairment annually at December 31, or more frequently if impairment indicators arise, to determine if an impairment loss should be recognized. Based on the valuation testing performed for the year ended March 31, 2003, the Company determined that its goodwill and broadcast licences were not impaired. A significant downward revision in the estimated future cash flows could result in a material impairment of the Company's goodwill and broadcast licences under CICA Handbook Section 3062.

Provisions    Balance sheet provisions for accounts receivable, loans receivable, current and future income taxes, restructuring costs, returns of product (video/DVD) and legal issues all require estimates and assumptions by management that could be significant. These estimates are based on historical experience and relevant facts and information and are revised accordingly as new or different circumstances arise. While management believes that the balance sheet provisions are adequate, using different assumptions or estimates could have a significant impact on our results of operations, prospects or financial condition.

Income Tax Reassessments    From time to time, the Company is subject to reassessments in respect of prior years' income tax returns. Management sets a provision for expected losses in relation to the possibility of any challenges of previous filing positions and believes these provisions to be adequate. In December 2002, a subsidiary of the Company received an income tax reassessment for approximately $14.0 million, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals with respect to this reassessment. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authority's position will be upheld.

Business Acquisitions    The Company accounts for its business acquisitions using the purchase method of accounting whereby estimated fair values are assigned to identifiable assets and liabilities. The excess of the acquisition cost over these net asset fair values is assigned to goodwill. Determining the fair values of assets and liabilities requires various assumptions and estimates including future cash inflows and outflows, discount rates and market-based multiples. Using different assumptions could have a significant effect on our results of operations, prospects or financial condition.

INDUSTRY RISK AND UNCERTAINTIES

The television and motion picture industries and specialty television broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture, television program or specialty television channel, as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components or the specialty television channel's content but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions, public tastes and other intangible factors, all of which could change rapidly and many of which are beyond our control. A lack of audience acceptance for our television programs, motion pictures or specialty television channels could have an adverse effect on our businesses, results of operations, prospects and financial condition.

In addition, television and motion picture production and distribution costs, as well as our Broadcast Group's programming costs, continue to rise. Our businesses are also impacted by prevailing advertising rates, which are subject to fluctuation. A substantial portion of our Broadcast Group's revenue is from advertising sales. We compete for advertising sales with other television channels, radio and print media. Our inability to generate advertising revenue could adversely affect our operating results, prospects or financial condition. Specialty television channel operators rely on fees from subscribers, which are shared with cable and DTH satellite operators, to provide a substantial portion of their revenue while they build an audience and advertising support. The subscriber penetrations, and therefore subscriber revenues, of any particular specialty television channel can be affected by the attractiveness of the packaging scenarios presented to subscribers by the cable and DTH satellite operators.

Generally, television programs are produced under contracts that provide for licence fee revenue that may not cover all anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. There is a risk that some of our television and motion picture projects or specialty television channels will not be successful, which could result in a failure to recoup costs or realize profits. We cannot be certain that revenue from existing or future projects would replace a possible loss of revenue associated with the cancellation of any particular project or poor results of any particular specialty television channel.

The production, completion and distribution of television programs and motion pictures require a significant amount of capital. There are substantial financial risks relating to the production, completion and release of future television programs and motion pictures. Actual television program and motion picture costs may exceed their budgets. Factors such as labour disputes, death or disability of a star performer, technology changes relating to special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions may cause cost overruns and delay or hamper completion of a production. Although we generally complete our productions within budget, we cannot be certain that we will continue to do so. On certain productions we maintain insurance policies ("completion bonds") covering certain of these risks, and we intend to continue such practices. We cannot be certain that any cost overruns will be adequately covered or that such completion bonds will be available or continue to be available on terms acceptable to us or that we will obtain completion bonds in every case. In the event of substantial budget overruns we may have to seek additional financing from outside sources in order to complete production of a project. We cannot be certain of the availability of such financing or that such financing will be available on terms acceptable to us. In addition, in the event of substantial budget overruns, we cannot be certain that we will be able to recoup such costs. Failure to recoup any of these costs could have an adverse impact on our businesses, results of operations, prospects and financial condition.

Our specialty television channels are regulated by the Canadian Radio-television and Telecommunications Commission ("CRTC"), which grants and renews licences. Our CRTC broadcast licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. Our inability to renew any of our licences on favourable terms, or at all, would have an adverse impact on our results of operations, prospects or financial condition. Changes in the regulations governing our specialty television channels, including decisions by regulators affecting our broadcast operations, such as the granting or renewal of licences or the granting of additional broadcast licences to our competitors, or the introduction of new regulations by regulators, could adversely impact our operating results, prospects or financial condition.

The Canadian broadcast, production and distribution industries are supported by various government and private initiatives to foster the creation of Canadian film and television programming. The private mechanisms are often mandated by the CRTC in response to change of control of a regulated asset. These initiatives and government programs make up the complex system of financial support for our industry. Any change in the nature of these programs or their interactions with each other may provide risk to our broadcast, production and distribution businesses. As well, if the CRTC's general approach to licensing broadcast services and to requiring Canadian content as part of any license were to change, it could change the market for programs as well as the value of our current specialty television licences.

Changes in public policy related to Canadian ownership of broadcasting or other fundamental principles of the broadcasting system could adversely affect our relationships with foreign partners in broadcasting or our position in the advertising market. As the federal and provincial governments review and modify their funding programs for television production our broadcast business could be impacted by fewer resources to fill the gap between license fees and the independent producers' ability to finance their productions. Since our broadcast conditions of license determine our original production needs, these reviews and modifications could be a risk to some of our specialty television channels.

As part of our business strategy, we intend to continue expansion of our non-Canadian distribution activities and, therefore, will continue to earn a substantial portion of our revenue from outside of Canada. Our ability to maintain or expand our international business as well as our ability to contract upon favourable terms with international broadcasters, distributors and other licencees and conduct foreign production activities depends, in part, on local economic conditions, currency fluctuations, local changes in regulatory requirements, compliance with a variety of foreign laws and regulations, inflation, interest rates and cultural barriers and preferences. As a result, we cannot be certain that our international operations will continue to be successful.